SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
                      ------------------------------------

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE
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Transaction Valuation*:  $2,960,700                Amount of Filing Fee: $592.14

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* For purposes of calculating  the fee only. This amount assumes the purchase of
10,425  units  of  limited   partnership   interest  ("Units")  of  the  subject
partnership for $284 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $592.14
Form or Registration No.:  Schedule 14D-1
Filing Party: Apartment Investment and Management Company and AIMCO Properties,
                L.P.
Date Filed:  April 27, 1999

CUSIP No. NONE                   14D-1 AND 13D/A                          Page 3

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1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621

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     2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
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3.   SEC Use Only

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4    Sources of Funds

                                       WC
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)                                                   [ ]

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6.   Citizenship or Place of Organization

                                    Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,872.34

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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                     21.057%

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10.  Type of Reporting Person

                                       PN

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


CUSIP No. NONE                   14D-1 AND 13D/A                          Page 4

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1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4    Sources of Funds

                                       N/A
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)                                                   [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Maryland

--------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

--------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row 7

--------------------------------------------------------------------------------

10.  Type of Reporting Person

                                       CO

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


                 SCHEDULE 14D-1/AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on April 23, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, as amended on April 30, 1999, and as further amended on May 25, 1999, relating to the tender offer by the Purchaser to purchase up to 10,425 outstanding units of limited partnership interest ("Units") of Winthrop Growth Investors 1 Limited Partnership (the "Partnership"), at a purchase price of $284 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1999, as supplemented by Supplement No. 1 to Offer to Purchase dated April 30, 1999, and as further supplemented by Supplement No. 2 to Offer to Purchase dated May 25, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (a)(5)    Press Release dated June 14, 1999

     (a)(6)    Supplement No. 3 to Offer to Purchase dated June 14, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1999

                                     AIMCO PROPERTIES, L.P.

                                     By:  AIMCO-GP, Inc.


                                          By:  Patrick J. Foye
                                               ------------------------
                                               Patrick J. Foye
                                               Executive Vice President


                                     APARTMENT INVESTMENT AND
                                      MANAGEMENT COMPANY


                                          By:  Patrick J. Foye
                                               ------------------------
                                               Patrick J. Foye
                                               Executive Vice President

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

(a)(5)         Press Release dated June 14, 1999

(a)(6)         Supplement No. 3 to Offer to Purchase, dated June 14, 1999.